August 4, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Lyn Shenk, Branch Chief, Office of Transportation and Leisure

Re:	Time Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 19, 2016
Form 10-Q for Fiscal Quarter Ended March 31, 2016
Filed May 5, 2016
File No. 001-36218

Ladies and Gentleman:
    We are submitting this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 21, 2016 (the “Comment Letter”) from Lyn Shenk, Branch Chief, Office of Transportation and Leisure, relating to the above-referenced Annual and Quarterly reports filed on Forms 10-K and 10-Q, respectively, of Time Inc. (the “Company”) filed with the Commission on February 19, 2016 and May 5, 2016, respectively (the “Reports”).
For convenient reference, we have set forth below in italics the Staff’s comment set forth in the Comment Letter.
Form 10-Q for Fiscal Quarter Ended March 31, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Advertising revenues, page 34

1. We note that the decline in print magazine advertising revenues was partially offset by a benefit of $5 million related to certain advertising revenues being recognized on a gross basis in 2016 that had been recognized on a net basis in 2015. Please tell us what changed in the advertising arrangement that triggered the change in accounting and your basis for the change in accounting.

Response: The Company respectfully advises the Staff that the change in accounting was not triggered by a change to the underlying advertising arrangement. For the Staff’s information, one of the services we offer to customers is assisting them in planning, buying, reporting and optimizing multimedia targeted advertising campaigns. The revenues for these services are immaterial to our overall revenue and, through December 31, 2015, were recorded on a net basis as agent. For the quarter ended March 31, 2016 and the year ended December 31, 2015, such revenues totaled $5 million and $23 million, respectively, on a gross basis. As these and other new advertising products and offerings continue to grow, we reevaluated whether such arrangements should continue to be recorded on a net basis as agent or on a gross basis as principal. As a result of the reevaluation of these services and the related contractual terms and conditions under the provisions of Accounting Standards Codification (ASC) 605-45 Revenue Recognition, Principal Agent Considerations, we concluded that recognizing revenue on a gross basis was appropriate. As a result, we changed our accounting from net to gross revenue recognition effective January 1, 2016.

We evaluated the impact if we had applied this accounting treatment consistently on prior fiscal years, as well as the expected impact on quarterly and full year 2016 results, under the provisions of Staff Accounting Bulletin Nos. 99 and 108 and concluded that the impact on prior fiscal years, and expected impact on 2016, is immaterial (e.g. does not change revenues trend, no impact on Operating income (loss), no impact on Net income (loss), etc.). Therefore, we did not reclassify prior period amounts. However, since the difference in accounting methodology partially offset a decline in print advertising revenue when comparing results for the first quarter of 2016 to the first quarter of 2015, we disclosed the impact of the change on Advertising revenues.

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In addition, as requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above response will be acceptable to the Staff. Please do not hesitate to contact me with any comments or questions regarding the Reports and this letter. We thank you for your time and attention.

Sincerely,

/s/ Jeffrey J. Bairstow
Jeffrey J. Bairstow
Executive Vice President and Chief Financial Officer